FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for the first three quarters of 2014 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 16, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

POWER GENERATION WITHIN CHINA
DECREASES BY 4.66% FOR THE FIRST THREE QUARTERS OF 2014

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first three quarters of 2014.

According to the Company’s preliminary statistics, as of 30 September 2014, the Company’s total power generation by its power plants within China on consolidated basis amounted to 223.042 billion kWh, representing a decrease of 4.66% over the same period last year. Total electricity sold by the Company’s power plants within China amounted to 210.805 billion kWh, representing a decrease of 4.60% over the same period last year.

The decrease of the Company’s power generation was mainly attributable to the following reasons:

1.	The nation-wide electricity consumption in China is experiencing low or medium growth.

2.
The commencement of operations of multiple West-to-East UHV transmission lines has squeezed the generation potential of thermal power generators in the coastal region in the east of China, in which thermal power generators account for a relatively high proportion in the Company’s total power generation capacities, thus having material impact on the Company’s power generations.

3.
The commencement of operations of many hydropower generating units in Yunnan in which power generations are also transmittable to Guangdong load center, as well as the commencement of operations of large nuclear power generators in Liaoning and Fujian, has had negative effect upon the power generations by thermal power units in Yunnan, Guangdong, Liaoning, and Fujian.

4.	During the peak summer period, the temperature in most of the areas within China fell compared to the same period last year, and hence the demand for electricity was low.

The power generation and electricity sold by each of the Company’s domestic power plants for the first three quarters of 2014 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first three quarters of 2014	Power generation for the first three quarters of 2013	Change	Electricity sold for the first three quarters of 2014	Electricity sold for the first three quarters of 2013	Change
Liaoning Province
Dalian	4.731	4.484	5.51%	4.469	4.258	4.96%
Dandong	2.302	2.196	4.81%	2.185	2.089	4.60%
Yingkou	6.312	5.587	2.98%	5.913	5.242	12.80%
Yingkou Co-generation	2.167	2.485	-12.82%	2.028	2.326	-12.81%
Wafangdian Wind	0.065	0.082	-21.13%	0.064	0.08	-20.00%
Suzihe Hydropower	0.021	0.022	-4.52%	0.02	0.022	-9.09%
Changtu Wind Power	0.06	0.068	-11.50%	0.059	0.067	-11.94%
Inner Mongolia
Huade Wind Power	0.156	0.164	-4.99%	0.155	0.163	-4.91%
Hebei Province
Shang’an	9.925	10.416	-4.71%	9.314	9.783	-4.79%
Kangbao Wind Power	0.06	0.055	8.72%	0.056	0.052	7.69%
Gansu Province
Pingliang	6.807	6.711	1.43%	6.484	6.373	1.74%
Jiuquan Wind Power	0.66	0.666	-0.95	0.64	0.658	-2.74%
Beijing
Beijing Co-generation (Coal-fired)	3.495	3.583	-2.44%	3.093	3.169	-2.40%
Beijing Co-generation (Combined Cycle)	3.075	2.86	7.53%	3.006	2.792	7.66%
Tianjin
Yangliuqing	4.993	5.147	-2.99%	4.648	4.805	-3.27%

Domestic Power Plant	Power generation for the first three quarters of 2014	Power generation for the first three quarters of 2013	Change	Electricity sold for the first three quarters of 2014	Electricity sold for the first three quarters of 2013	Change

Shanxi Province
Yushe	2.125	2.147	-1.01%	1.965	1.986	-1.06%
Zuoquan	4.633	4.982	-7.01%	4.358	4.678	-6.84%
Shandong Province
Dezhou	11.638	11.488	1.31%	10.909	10.775	1.24%
Jining	3.685	3.693	-0.21%	3.424	3.426	-0.06%
Xindian	2.518	2.401	4.86%	2.354	2.239	5.14%
Weihai	8.84	8.187	7.97%	8.425	7.799	8.03%
Rizhao Phase II	6.014	5.638	6.67%	5.711	5.341	6.93%
Zhanhua Co-generation	1.338	1.248	7.20%	1.229	1.149	6.96%
Henan Province
Qinbei	15.794	15.954	-1.00%	15.022	15.049	-0.18%
Jiangsu Province
Nantong	5.116	6.231	-17.89%	4.862	5.932	-18.04%
Nanjing	2.423	2.738	-11.51%	2.292	2.592	-11.57%
Taicang	8.022	8.59	-6.61%	7.626	8.171	-6.67%
Huaiyin	4.787	5.443	-12.04%	4.5	5.109	-11.92%
Jinling (Combined Cycle)	1.64	2.017	-18.69%	1.602	1.972	-18.76%
Jinling (Coal-fired)	9.315	9.697	-3.94%	8.892	9.243	-3.80%
Jinling Combined Cycle Co-generation	1.031	0.712	44.80%	1.014	0.699	45.06%
Qidong Wind Power	0.281	0.267	5.39%	0.277	0.261	6.13%
Rudong Wind Power	0.085	–	–	0.082	–	–
Shanghai
Shidongkou First	4.533	6.069	-25.32%	4.243	5.712	-25.72%
Shidongkou Second	3.99	5.044	-20.89%	3.82	4.837	-21.03%
Shanghai Combined Cycle	1.728	1.572	9.90%	1.687	1.535	9.90%
Shidongkou Power	4.921	5.994	-17.90%	4.685	5.713	-17.99%

Domestic Power Plant	Power generation for the first three quarters of 2014	Power generation for the first three quarters of 2013	Change	Electricity sold for the first three quarters of 2014	Electricity sold for the first three quarters of 2013	Change
Chongqing
Luohuang	8.055	10.292	-22.22%	7.378	9.506	-22.39%
Zhejiang Province
Yuhuan	16.34	19.155	-14.70%	15.58	18.231	-14.54%
Hubei Province
Enshi Maweigou Hydropower	0.039	0.038	2.84%	0.037	0.036	2.78%
Hunan Province
ProvinceYueyang	5.876	6.959	-15.57%	5.489	6.526	-15.89%
Xiangqi Hydropower	0.277	0.239	15.99%	0.272	0.235	15.74%
Jiangxi Province
Jinggangshan	6.577	7.022	-6.34%	6.28	6.702	-6.30%
Fujian Province
Fuzhou	10.436	9.841	6.05%	9.926	9.347	6.19%
Guangdong Province
Shantou Coal-fired	4.107	4.1	0.18%	3.882	3.878	0.10%
Haimen	10.87	12.796	-15.05%	10.398	12.235	-15.01%
Haimen Power	3.232	–	–	3.128	–	–
Yunnan Province
Diandong Energy	5.055	5.595	-9.64%	4.655	5.166	-9.89%
Yuwang Energy	2.892	3.278	-11.77%	2.667	3.017	-11.60%
Total	223.042	233.953	-4.66%	210.805	220.976	-4.60%

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.6% in Singapore in the first three quarters of 2014, representing an increase of 1 percentage point compared to the same period last year.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary
As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
 Li  Shiqi (Non-executive Director)
Huang  Jian (Non-executive Director)
 Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
16 October 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     October 16, 2014